Exhibit 4.19

COINCHECK GROUP N.V.

Remuneration Policy for the Board of Directors

Effective as of 10 December 2024

1	introduction

1.1	Status of this policy

1.1.1	This remuneration policy (the “Remuneration Policy”) has been adopted by the general meeting of shareholders (the “General Meeting”) of Coincheck Group N.V. (the “Company”) on 10 December 2024.

1.1.2	The Remuneration Policy applies to the Company’s executive and non-executive directors, and governs the remuneration and benefits that may be awarded to them.

1.2	Governance

1.2.1	Pursuant to the Company’s articles of association, the Remuneration Policy is adopted by the General Meeting, based on a proposal from the Board.

1.2.2	Within the framework of the Remuneration Policy, the remuneration of executive directors is determined by the Board (without the involvement of the executive directors), whereas the remuneration of non-executive directors is determined by the non-executive directors on the Board. In accordance with the Company’s articles of association, the non-executive directors are collectively considered a corporate body of the Company for purposes of determining their own remuneration.

1.2.3	The decision-making of the Board and the non-executive directors is prepared by the Board’s compensation committee (the “Committee”), in accordance with the Board regulations (the “Board Regulations”) and the Committee’s charter (the “Charter”).

1.3	Policy objectives

1.3.1	The main objective of the Remuneration Policy is to establish a competitive remuneration and benefits framework that enables the Company to attract, retain, and motivate executive and non-executive directors who possess the essential leadership qualities, skills, and experience to drive exceptional business performance and promote the sustainable success of the Company.

1.3.2	The Remuneration Policy promotes the achievement of the Company’s strategic short and long-term performance objectives contributing to the achievement of the Company’s sustainable long-term value creation.

1.3.3	The Remuneration Policy establishes a framework that discourages directors from acting in their personal interest or engaging in risk-taking that is inconsistent with the Company’s strategic objectives and corresponding risk-appetite.

1.4	Evaluation

The Committee will evaluate the objectives and structure of the Remuneration Policy at regular intervals. In its review, the Committee will specifically focus on the Company’s ability to continue to attract and retain qualified directors who possess the essential leadership qualities, skills, and experience to foster the achievement of the Company’s strategic short and long-term performance objectives and its sustainable long-term value creation.

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1.5	Derogation

The Board / the non-executive directors, based on a recommendation of the Committee, may resolve to derogate from the Remuneration Policy if such derogation serves the interests of the Company.

2	DETERMINING DIRECTOR REMUNERATION AND BENEFITS

2.1.1	When determining the remuneration of directors, the Board / the non-executive directors and the Committee, will, to the extent applicable, address the remuneration structure, the amount of fixed and variable remuneration components, the relevant performance targets for such variable remuneration components, the scenario analyses that have been conducted, and the relevant pay ratios within the Company’s group.

2.1.2	Before submitting a proposal regarding the remuneration of individual executive directors, the Committee will invite each executive director to express their views on the amount and structure of their own remuneration, in accordance with the Dutch Corporate Governance Code.

3	executive director REMUNERATION

3.1	General

3.1.1	Executive director remuneration is determined by the Board, without involvement of the executive directors, in accordance with the Remuneration Policy and the Company’s articles of association.

3.1.2	Generally, it is expected that executive director remuneration will include a fixed base salary and variable components comprised of short-term incentives and long-term (equity) incentives. The aim is to achieve an appropriate ratio between fixed and variable remuneration components. In addition, an executive director may also receive certain perquisites and retirement and health benefits, as well as a severance payment and / or change of control protections.

3.2	Base salary

3.2.1	The base salary is a cash-based remuneration. The base salary is set at a level that contributes to the objectives of the Remuneration Policy.

3.2.2	The amount of base salary may vary depending on the executive director’s role and responsibilities on the Board, as well as skills, expertise and professional background of each executive director.

3.2.3	The Committee will periodically review base salary levels to ensure base salary levels still reflect the objectives of the Remuneration Policy.

3.3	Variable remuneration

3.3.1	Executive directors may be granted variable compensation in the form of short-term and long-term (equity) incentives. Variable remuneration aims to promote the achievement of the Company’s strategic short and long-term performance objectives.

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3.3.2	The variable remuneration of executive directors is determined annually by the Board, in accordance with the Remuneration Policy, any applicable (equity) incentive plan or other remuneration arrangement.

Short-term incentive

3.3.3	A short-term incentive generally consists of an annual performance-based cash bonus: STI.

3.3.4	STI comprises performance-based remuneration that is linked to the attainment of predetermined performance targets that promote the achievement of the Company’s strategic short-term performance objectives and may include both financial and non-financial performance targets.

Long-term incentive – equity compensation

3.3.5	A long-term incentive generally consists of a performance-based equity award: LTI.

3.3.6	Although LTI generally comprises performance-based remuneration that is linked to the attainment of predetermined performance targets that promote the achievement of the Company’s strategic long-term performance objectives and may include both financial and non-financial performance targets, the Board retains the discretionary authority to grant LTI awards that are solely subject to service-based vesting criteria.

3.3.7	LTIs are granted under the Company’s equity incentive plan as applicable from time to time, (the “Equity Incentive Plan”), setting out the terms and conditions governing the equity awards.

3.3.8	To ensure alignment between the interests of executive directors and the long-term interests of the Company and its stakeholders, LTI awards will, depending on the applicable LTI instrument, be subject to a vesting period. In addition to or as a substitute for the vesting period, the Board may impose share ownership guidelines that, like the vesting periods, aim to align the interests of the executive directors with the long-term interests of the Company and its stakeholders. During any applicable holding period, the executive directors will be allowed to sell a portion of their shares to cover tax obligations (‘sell to cover’).

Adjustment and recovery of variable remuneration

3.3.9	The Board has the authority to adjust the amount of variable remuneration if payment thereof would be considered unacceptable according to standards of reasonableness and fairness (naar maatstaven van redelijkheid en billijkheid).

3.3.10	The Board has the authority to recover, in whole or in part, any variable remuneration if payment thereof was based on incorrect information about: (i) the achievement of the financial or non-financial objectives underlying the variable remuneration; or (ii) the circumstances on which the variable remuneration was contingent. In addition, the company may recover variable remuneration pursuant to its claw-back policy, in accordance with the Final Rule adopted by the U.S. Securities and Exchange Commission implementing the claw-back provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

3.4	Other benefits

3.4.1	Executive directors are eligible to receive customary fringe benefits as part of their overall remuneration and benefits package. These benefits may include, but are not limited to, liability insurance, indemnification, collective health and benefit plans, retirement and pension plans, travel allowances, a company car, and other benefits that the Board considers appropriate, taking into consideration benefits customary for executives in similar roles. The provision of fringe benefits aims to enhance the attractiveness of the Company’s remuneration and benefits and aligns with industry standards and best practices.

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3.4.2	The Company will procure to have in place an appropriate liability insurance for the benefit of the executive directors. The liability insurance will be obtained from a reputable insurance provider and will provide adequate coverage limits and scope of protection in line with industry standards. Additionally, executive directors will be entitled to indemnification by the Company.

3.4.3	The Company will not grant any loans, guarantees or similar benefits to executive directors.

3.5	Severance payment

3.5.1	Executive directors may be eligible for a severance payment of up to one year’s base salary upon termination of office.

3.5.2	Executive directors will not be eligible for a severance payment in the event of (i) early termination at their own initiative, (ii) termination for cause, or (iii) due to seriously culpable or negligent behavior on the part of the executive director.

4	non-executive director REMUNERATION

4.1	General

4.1.1	Non-executive director remuneration is determined by the non-executive directors in accordance with the Remuneration Policy and the Company’s articles of association.

4.1.2	Generally, non-executive directors are awarded a fixed annual fee, which may be payable in cash and/or equity awards (granted under the Equity Incentive Plan).

4.1.3	Non-executive director remuneration is proportional to their role and responsibilities on the Board and its committees, as well as the time devoted to duties and responsibilities of non-executive directors.

4.2	Cash compensation

Annual cash retainer

4.2.1	Each non-executive director may be eligible to receive an annual cash retainer of up to USD 150,000 (gross). Any annual cash retainer will be paid in quarterly or monthly arrears. There are no separate fees for attending meetings of the Board.

4.2.2	The Lead Non-Executive Director (as defined in the Company’s articles of association) may be eligible for an additional annual cash retainer of up to USD 30,000 (gross).

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Committee annual cash retainer

4.2.3	Each non-executive director who serves as chairperson or member of a committee of the Board may be eligible to receive an additional annual gross fee (paid in quarterly or monthly arrears) up to the amounts as follows:

Chair of the Audit Committee	USD 30,000 (gross)
Chair of the Compensation Committee	USD 20,000 (gross)
Chair of the Nominating and Corporate Governance Committee	USD 20,000 (gross)
Chair of the Risk Committee	USD 20,000 (gross)
Member of the Audit Committee	USD 20,000 (gross)
Member of the Compensation Committee	USD 10,000 (gross)
Member of the Nominating and Corporate Governance Committee	USD 10,000 (gross)
Member of the Risk Committee	USD 10,000 (gross)

4.3	Equity compensation

4.3.1	Each non-executive director may be eligible to receive an annual share award of up to USD 250,000 (gross). Such share award will not be subject to performance conditions.

4.3.2	In order to ensure alignment between the interests of the non-executive directors and the Company’s sustainable long-term value creation, the non-executive directors, acting as corporate body for purposes of determining the remuneration of the non-executive directors, may impose share ownership guidelines for the non-executive directors, pursuant to which the non-executive directors may in principle not dispose of their shares until they meet the minimum holding. If share ownership guidelines are imposed, the non-executive directors will be allowed to sell a portion of their shares to cover tax obligations (‘sell to cover’).

4.4	Other benefits

4.4.1	Non-executive directors are eligible for reimbursement of expenses and costs reasonably incurred in connection with the performance of their duties and responsibilities. In addition, the Company will procure to have in place an appropriate liability insurance for the benefit of the non-executive directors. The liability insurance will be obtained from a reputable insurance provider and will provide adequate coverage limits and scope of protection in line with industry standards. Additionally, non-executive directors will be entitled to indemnification by the Company.

4.4.2	Non-executive directors are not eligible for additional benefits such as retirement benefits or participation in a pension plan, or benefits related to a removal from office.

4.4.3	The Company will not grant any loans, guarantees or similar benefits to non-executive directors.

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